Exhibit 99.4

Hydrogenics Corporation	Annual Information Form For the Fiscal Year Ended December 31, 2008

March 24, 2009

TABLE OF CONTENTS

1.	FORWARD-LOOKING STATEMENTS	1
2.	CORPORATE STRUCTURE	2
3.	DESCRIPTION OF OUR BUSINESS	2
	Overview	2
	OnSite Generation	3
	Power Systems	3
	Test Systems	4
	History	4
	Industry Trends	5
	Our Strategy	7
	Advancing Our Product Designs	7
	Increasing Market Penetration	7
	Responding to Market Conditions	7
	Securing Additional Capital	8
	Retaining and Engaging Our Staff	8
	Our Products and Services	8
	HySTAT™ Hydrogen Stations	8
	HyPM® Fuel Cell Products	8
	Sales and Marketing	9
	Customers	9
	Research and Product Development	10
	Intellectual Property	11
	Manufacturing	11
	Facilities	11
	Human Resources	12
	Legal Proceedings	12
	Government Regulation	12
4.	DESCRIPTION OF SHARE CAPITAL	12
5.	DIVIDENDS	13
6.	MARKET FOR SECURITIES	13
7.	DIRECTORS AND OFFICERS	14
8.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	17
	Transactions with Viking Engineering & Tool Co.	17
	Transactions with General Motors	17
9.	RISK FACTORS	18
	Risk Factors Related to Our Financial Condition	18
	Risk Factors Related to Our Business and Industry	22
	Risk Factors Related to Our Products and Technology	27
	Risk Factors Related to Ownership of Our Common Shares	31
10.	TRANSFER AGENTS AND REGISTRARS	34
11.	MATERIAL CONTRACTS	34
12.	INTERESTS OF EXPERTS	34
13.	ADDITIONAL INFORMATION	34
APPENDIX A - AUDIT COMMITTEE CHARTER		35

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In this annual information form, the terms “Company,” “Hydrogenics,” “our,” “us” and “we” refer to Hydrogenics Corporation and, as applicable, its subsidiaries.  All references to dollar amounts are to U.S. dollars unless otherwise indicated.  Information contained on our website is not part of this annual information form.  Hydrogenics and the names of Hydrogenics’ products referenced herein are either trademarks or registered trademarks of Hydrogenics. Other product and company names mentioned herein may be trademarks and/or service marks of their respective owners.

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1.             FORWARD-LOOKING STATEMENTS

Certain statements contained in the “Description of our Business”, including: “Industry Trends”, “Our Strategy”, “Research and Product Development”, “Manufacturing”; and “Risk Factors” sections of this annual information form constitute forward-looking statements and other statements concerning our objectives and strategies and management’s beliefs, plans, estimates and intentions about our future results, levels of activity, performance, goals or achievements and other future events. In some cases, you can identify these forward-looking statements by our use of words such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “seeks,” “may,” “plans,” “potential,” “predicts,” “should,” “strategy” or “will,” or the negative or other variations of these words, or other comparable words or phrases. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee future results, levels of activity, performance, goals or achievements or other future events.  Our ability to successfully execute our business plan, which includes an increase in revenue, obtaining additional funding from potential investors or through non-traditional sources of financing and actively managing our liquidity, will have a direct impact on our business, results of operations and financial condition, and if we are not successful will exacerbate other risks and uncertainties. In addition, the failure to maintain the listing requirements of the Nasdaq Global Market could adversely affect our common share price and ability to raise additional funds. Forward-looking statements are subject to many risks and uncertainties that could cause actual results or events to differ materially from those anticipated in our forward-looking statements.  These risks and uncertainties include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a sustained or broad economic recession, and its impact on our business, results of operations and financial condition; our limited operating history; our inability to implement our business strategy; fluctuations in our quarterly results; our failure to maintain our customer base that generates the majority of our revenues;  changes in our relationship with General Motors Corporation;  currency fluctuations; our failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets; the failure of a significant market to develop for our products; the failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; the failure of uniform codes and standards for hydrogen-fuelled vehicles and related infrastructure to develop; our failure to compete with other developers and manufacturers of products in our industry; our failure to compete with developers and manufacturers of traditional and alternative technologies; our failure to develop partnerships with OEMs, governments, systems integrators and other third parties; our inability to obtain sufficient materials and components for our products from suppliers; our failure to manage expansion of our operations; our failure to manage foreign sales and operations; our failure to recruit, train and retain key management personnel; our inability to integrate acquisitions; our failure to develop adequate manufacturing processes and capabilities; our failure to complete the development of commercially viable products; our failure to produce cost-competitive products; failure or delay in field testing of our products; our failure to produce products free of defects or errors; our inability to adapt to technological advances or new codes and standards; our failure to protect our intellectual property; our involvement in intellectual property litigation; our exposure to product liability claims; our failure to meet the listing requirements of the Nasdaq Global Market; the implementation of a share consolidation of our common shares; our failure to meet rules regarding passive foreign investment companies; the actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of U.S. investors to enforce U.S. civil liability judgments against us; the volatility of our common share price; and dilution as a result of the exercise of options.

These factors and other risk factors described in this annual information form are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. You should not place undue reliance on forward-looking statements.  In addition, readers are encouraged to read the section entitled “Risk Factors” in this annual information form for a broader discussion of the factors that could affect our future performance.

These forward-looking statements are made as of the date of the annual information form and we assume no obligation to update or revise them to reflect new events or circumstances, except as required by applicable law.

2.             CORPORATE STRUCTURE

Our legal name is Hydrogenics Corporation - Corporation Hydrogenique.  We were incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc.  By articles of amendment dated August 20, 1990, we changed our name to Societe Hydrogenique Incorporée - Hydrogenics Corporation Incorporated.  From 1990 to August 1995, Societe Hydrogenique Incorporée - Hydrogenics Corporation Incorporated did not actively carry on business.  In August 1995, we commenced our fuel cell technology development business.  By articles of amendment dated January 24, 2000, we changed our name to Hydrogenics Corporation - Corporation Hydrogenique.  Our registered and principal executive offices are located at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada.

As of March 24, 2009, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the material subsidiaries listed below.

Subsidiaries	Jurisdiction of Incorporation

Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies, Inc.)	Canada
Stuart Energy Systems Corporation (“Stuart Energy”)	Canada
Hydrogenics Europe NV	Belgium
Hydrogenics GmbH	Germany

3.             DESCRIPTION OF OUR BUSINESS

Overview

Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM technology. We were incorporated under the Canada Business Corporations Act in 1988 and commenced our fuel cell development activities in 1996. We maintain operations in Belgium, Canada and Germany. We operate in various geographical markets and organize ourselves in four reportable segments.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2008 our OnSite Generation business reported revenues of $31.2 million and at December 31, 2008 had 73 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada with a satellite facility in Gladbeck, Germany. This segment develops products for stationary and motive power applications. For the year ended December 31, 2008 our Power Systems business reported revenues of $5.6 million and at December 31, 2008 had 81 full-time employees.

Our Test Systems business segment is based in Burnaby, Canada and provided fuel cell testing services and sold fuel cell test stations. In November 2007, we announced that we would implement an orderly windup of our Test Systems business in order to focus our resources on our OnSite Generation and Power Systems businesses. We expect to complete the windup by the end of 2009. For the year ended December 31, 2008, our Test Systems business reported revenues of $2.5 million and at December 31, 2008 had five full time employees.

Our Corporate and Other business segment provides corporate services and administrative support. At December 31, 2008, our Corporate and Other business had seven full time employees.

Our business, as at March 24, 2009, is summarized below:

OnSite Generation

Our OnSite Generation business segment is based on alkaline water electrolysis technology which involves the decomposition of water (H2O) into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and used to store renewable energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards such as ASME, CE, Rostechnadzor and UL and are certified ISO 9001 from design to delivery. We configure our HySTAT® products for both indoor and outdoor applications and tailor our product to accommodate various hydrogen gas requirements.

The worldwide market for hydrogen, which includes the merchant gas market for hydrogen, is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generation product manufacturers such as ourselves.  We believe that the annual market for on-site hydrogen generation is approximately $100 million to $200 million in respect of our products.

Our OnSite Generation products are sold to leading merchant gas companies such as Air Liquide S.A. and Linde AG and end users requiring high purity hydrogen produced on-site for industrial applications.  We also sell products to progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recently, we have begun to sell our products to leading electric power utilities, including Powertech Labs, Inc., a wholly owned subsidiary of BC Power, and Newfoundland and Labrador Hydro (Hydro) requiring renewable energy storage.

The business objectives for our OnSite Generation group are to: (i) further increase the gross margins of existing product lines by improving our procurement and manufacturing processes; (ii) further increase the reliability and durability of our products to exceed the expectations of our applications; (iii) reduce the cost of ownership of our products through design and technology improvement; (iv) continue to pursue opportunities for customers to convert renewable energy, such as wind and solar energy, into hydrogen; and (v) further expand into ready markets such as Eastern Europe (including Russia), Asia and the Middle East.

Our Onsite Generation business competes with suppliers of delivered hydrogen, manufacturers of on-site hydrogen generation products using electrolysis and small steam methane reforming products — a development stage technology which, to our knowledge, has yet to emerge as commercially competitive to either delivered gas or on-site electrolysis.  In the delivered hydrogen segment, we compete with Air Liquide S.A., Air Products and Chemicals, Inc., Linde AG and Praxair, Inc. In the on-site electrolysis market, we compete with Distributed Energy Systems Corporation, Norsk Hydro ASA (Statoil), Purification Equipment Research Institute of CISC and Teledyne Energy Systems, Inc. and H2Gen, a provider of hydrogen using stream methane reforming technology.

Power Systems

Our Power Systems business is based on PEM fuel cell technology which transforms chemical energy to electrical energy when liberated during the electrochemical reaction of hydrogen and oxygen. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products to multiple electrical power outputs ranging from 4 to 65 kilowatts with ease of integration, high reliability and operating efficiency, delivered in a highly compact footprint.

Our target markets include backup power for data centres and telecom applications plus motive power applications such as forklift trucks.  We also target military applications for our products, historically an early technology adopter.  The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the U.S. alone, based on a complete displacement of existing battery systems.  The addressable market for forklift truck products is estimated at $0.4 billion .

Our Power Systems products are sold to leading original equipment manufacturers (“OEMs”), such as American Power Conversion Corp. (“APC”), a wholly owned subsidiary of Schneider Electric, and Commscope, Inc., to provide backup power applications for data centres and telecom sites, and to Crown Equipment Corporation, Linde Materials Handling, Mitsubishi Forklifts and NACCO Materials Handling Group, Inc. for  prototype field tests of our fuel cell power modules directed at replacing traditional lead-acid battery packs used by indoor industrial forklift trucks. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

The business objectives for our Power Systems group are to: (i) offer a common fuel cell platform across many markets enabling ease of manufacturing and reducing development spending; (ii) achieve further market penetration in the backup power and motive power markets by tailoring our HyPM® fuel cell products to meet market specific requirements including price, performance and features; (iii) invest in sales and market development activities in the backup power and motive power markets; (iv) continue to target the military and other early adopters of emerging technologies as a bridge to future commercial markets; and (v) secure the requisite people and processes to align our anticipated growth plans with our resources and capabilities.

Our Power Systems business competes with providers of incumbent technologies, such as batteries and diesel generators, and businesses that have fuel cell development programs.  Companies that we currently compete with include Anuvu, Altergy Systems, Ballard Power Systems Inc., Distributed Energy Systems Corporation, Giner, Inc., IdaTech plc, Intelligent Energy, Nuvera, Plug Power Inc., Worldwide, Inc., ReliOn Inc., Teledyne, and United Technologies Corporation.  Competing companies with programs for fuel cells other than PEM fuel cells include Fuel Cell Energy Inc., Hitachi, Ltd. and United Technologies Corporation. We also compete with companies that are developing other types of fuel cells.

There are four types of fuel cells other than PEM fuel cells that are generally considered to have possible commercial applications: phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells. Each of these fuel cell technologies differ in their component materials, and operating characteristics.  While all fuel cell types may have potential environmental and efficiency advantages over traditional power sources, we believe that PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale stationary and motive power applications. Further, most automotive companies have selected PEM technology for fuel-cell-powered automobiles. We expect this will help establish a stronger industry around PEM technology and may result in a lower cost as compared to the other fuel cell technologies.

Test Systems

We provided test services to many of the world’s leading automotive companies such as General Motors, Nissan and Toyota as well as to fuel cell developers and component suppliers currently engaged in their own fuel cell development programs. Until recently, we sold test products to such customers as well. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products and design, development and manufacturing business. We anticipate that this windup will be completed by the end of 2009 and require approximately $3.5 million of funding with a corresponding charge to earnings. The substantial majority of the cash requirements and corresponding charge to earnings occurred in the fourth quarter of 2007.

Our revenues are segmented as follows:

	2008	2007
	(in millions)	(in millions)
OnSite Generation	$31.2	$19.6
Power Systems	5.6	6.1
Test Systems(1)	2.5	12.3
Total	$39.3	$38.0

Note:

(1) Test Systems revenues include $0.4 million for engineering services in 2008 and $3.5 million for engineering services in 2007, primarily provided to General Motors.

History

From inception through to the end of 2000, our revenues were predominantly derived from selling test products and related diagnostic equipment, with limited sales of fuel cell products and engineering services, principally under military and government contracts.  In November 2000, we completed our initial public offering of common shares generating net proceeds of $84 million and listed our common shares on the Toronto Stock Exchange (“TSX”) and the Nasdaq Global Market (“Nasdaq”).  These funds, combined with our expertise in the fuel cell testing business, provided the platform for advancing the development of our fuel cell power products.  In 2001, we began to expand the sale of our fuel cell products and of our integration services.

In January 2003, we acquired Greenlight Power Technologies, Inc., our principal competitor in the fuel cell test equipment business, for $20 million, satisfied by approximately $2.3 million of cash and 4.2 million common shares.  Subsequent to our acquisition, we consolidated our fuel cell test businesses in Burnaby, British Columbia allowing us to accelerate our fuel cell development activities in Mississauga, Ontario.

In a February 2004 offering, we issued a total of 11.4 million common shares for net proceeds of $61.6 million including the over-allotment option.

In January 2005, we acquired Stuart Energy, a recognized leader in onsite hydrogen generation systems for industrial, transportation and energy markets, for $129 million. We satisfied the purchase price by issuing approximately 27 million shares.  This acquisition diversified our product portfolio, provided us with a world class customer base including Air Liquide, Air Products, Cheung Kong Infrastructure, Chevron, Ford, General Motors, Linde, Shell Hydrogen and Toyota, strengthened our European presence, and augmented our management team and employee base.  On completion of our acquisition, we carried out a comprehensive integration program achieving annualized cost savings exceeding $10 million.

In March 2007, we implemented a restructuring and streamlining of our operations to reduce its overall cost structure.  Subsequently, in November 2007, further cost reduction initiatives were undertaken. These initiatives resulted in a workforce reduction of approximately 100 full-time equivalent positions. The Company incurred approximately $4.1 million pre-tax charges in 2007 in connection with these initiatives.

In November 2007, after conducting an extensive evaluation of the opportunities for our fuel cell test products design, development and manufacturing business and canvassing all opportunities, we concluded that an orderly windup was the most appropriate decision. Accordingly, we commenced an orderly windup of the business which is based in our Burnaby, British Columbia facility. We anticipate that this windup will be completed by the end of 2009 and require approximately $3.5 million of funding with a corresponding charge to earnings. The substantial majority of the cash requirements and corresponding charge to earnings occurred in the fourth quarter of 2007. The decision to wind up the test equipment business has no effect on the business activities or daily operations of our OnSite Generation and Power System business units.

Industry Trends

A discussion of industry trends, by its nature, necessarily contains certain forward-looking statements.  Forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties that could cause actual results or events to differ materially from current expectations.  Please refer to the caution regarding forward-looking statements on page 1, and the “Risk Factors” section on pages 18 to 32 of this annual information form for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.

We anticipate our business will continue to benefit from several broad trends including: (i) high prices for oil and natural gas; (ii) increased government legislation and programs worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency.  We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications.  In particular, “green” hydrogen can be generated universally from renewable power sources such as hydroelectric, geothermal, solar and wind or from low-emission sources such as biomass and nuclear.  These industry trends are discussed below.

High prices for oil and natural gas. In recent years, oil and natural gas prices have increased and it is anticipated that the general trend of prices will continue to rise over the long term due to increased demand from emerging market economies such as China and India, localized supply constraints and political instability in oil producing areas.  As the cost of these commodities increase relative to the price of electricity, our electrolysis-based on-site hydrogen generation products stand to become more cost competitive with other forms of hydrogen production and delivery, thereby increasing on-site generation market share.  Similarly, we expect that the higher efficiency of fuel cells will make them increasingly appealing relative to conventional internal combustion engines.

Increased government legislation and programs worldwide promoting alternative energy sources including hydrogen.  In recent years, numerous governments have introduced legislation to promote and develop the use of hydrogen in energy applications as a partial response to the risks and adverse effects associated with fossil fuels.  We anticipate this interest will accelerate over time.  Recent government legislation has been proposed or passed in many jurisdictions to support renewable energy initiatives including passage of the American Recovery and Reinvestment Act of 2009 in the United States and the Green Energy and Green Economy Act, 2009 in Ontario, Canada.

The European Union has adopted an action plan to replace 20% of vehicles using diesel and gasoline fuels in the road transportation sector with vehicles that use natural gas and hydrogen by 2020.  European efforts include the European Commission (EC) establishing a platform to bring hydrogen and fuel cells to market and a proposed Joint Technology Initiative for public-private partnership.  The EC’s 6th Framework Programme is currently providing $2.2 billion over five years for hydrogen and fuel cell initiatives under the European Hydrogen and Fuel Cell Technology Platform.  As well, the EC has announced spending of approximately 1 billion euros per year between 2007 and 2013 as part of a European Strategic Energy Technology Plan tied to a proposed new energy policy for Europe. Hydrogen and fuel cells are included in that plan.

Additionally, several Asian countries are responding to environmental, energy, security and socio-economic concerns by introducing legislation and initiatives to promote hydrogen and fuel cell technologies.  Japan, Korea, India and China continue to invest significantly in the development and commercialization of hydrogen and fuel cells.

Increased awareness of the adverse impact of fossil fuels on our climate, environment and air quality.  Governments worldwide continue to enact legislation aimed at curtailing the impact of fossil fuels on the environment.  Most notably, the Kyoto Accord, a United Nations sanctioned protocol, attempts to address global warming problems by reducing greenhouse gas emissions.  Jurisdictions are also enacting legislation aimed at curbing idling or emissions that affect urban air quality, or affect indoor operation of utility vehicles. In October 2006, the Canadian government announced the Clean Air Act designed to tackle pollution and greenhouse gas emissions.  This act strictly enforces industry compliance to a set of national standards on both air pollution and emissions of greenhouse gases.

The need for industrialized economies to access alternative sources of energy to reduce their dependency on fossil fuels. Many industrialized nations, including some of the fastest growing economies, import most of the fossil fuels consumed in their respective economies. This creates a dependency on external sources and exposes them to significant trade imbalances.

For stationary power, in the United States alone, approximately 400,000 megawatts of new electricity generating capacity is forecast to be needed by 2020 to meet growing demand and to replace retiring generating units.  The existing electricity transmission and distribution grid in the United States is overburdened in many regions.  By locating power generation products close to where the power is used, known as distributed generation, it is possible to bypass the overloaded transmission and distribution grid.  Hydrogen and fuel cell technologies are well suited to a distributed generation model thereby providing an emerging opportunity for hydrogen fuel cells and hydrogen powered internal combustion engines to provide stationary generating capacity.

China and India also have growing concerns about energy supply and security which are leading those countries to pursue initiatives promoting hydrogen and energy efficiency programs. Further, as the introduction of automobiles continues to accelerate in India and China, such dependency on fossil fuels may become increasingly unsustainable, creating an opportunity for hydrogen and fuel cells.

Our Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe that our success will be substantially predicated on the following factors:

Advancing Our Product Designs

Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTAT® electrolyzer and improving its efficiency. Concurrently, we are developing an electrolyzer having four times the active area per cell to allow us to compete more favourably in cases where greater volumes of hydrogen are required for industrial, hydrogen fueling or renewable energy storage applications.

Within our Power Systems business segment, we are focused on increasing the durability and efficiency of our fuel cells and fuel cell systems as well as reducing their cost. For market opportunities such as the home and backup power market requiring between 4 and 12 kilowatts of electrical power, we are developing a PEM based electrolyzer. We are attempting to offset a portion of the associated development expenses by entering into cost sharing agreements with OEMs and government agencies.

Recently, we have seen considerable interest in using hydrogen as a medium to store renewable energy, particularly wind and solar power, due to the favourable characteristics of hydrogen as an energy carrier. We are developing a renewable energy storage product incorporating an alkaline electrolyzer, PEM fuel cell electrical generator and associated systems software. We anticipate adding other proprietary technologies to this product offering based on continued market intelligence. In time, we anticipate developing a product offering that will benefit from ancillary electrical power services such as grid balancing and load profiling.

Increasing Market Penetration

As at December 31, 2008, we had seven  full time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives including maintaining close contact with our more significant customers.

Additionally, we have developed relationships with third parties that we believe are well positioned in our markets to identify new sales opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies such as Air Liquide and Linde Gas. In the backup power market, these third parties include leading OEMs such as APC by Schneider Electric and Commscope, Inc. In the forklift truck market, these OEMs include Crown Equipment Corporation and NAACO Materials Handling Group, Inc.

We have recently begun to sell our renewable energy storage products to progressive electric power utilities seeking a robust and cost effective solution for renewable energy storage. We have begun to access this market through trade events, meeting directly with electrical utilities, and marketing to governmental agencies mandated to provide power to remote communities.

Responding to Market Conditions

Macro-level changes in the global economy began to undermine our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders, and in one case, a delay in an order shipment as a result of a customer not being able to pay for the balance of an order. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate this may adversely reduce our ability to raise capital on favourable terms as well as our credit facility with a Canadian chartered bank.

With regard to the economic slowdown, we have taken a number of initiatives to better position ourselves including: (i) revising our annual and three-year financial plans to reflect a more conservative outlook in our relevant markets; (ii) implementing a downsizing in January 2009 involving 25 full-time positions representing approximately $1.3 million of annual payroll costs; (iii) curtailing or deferring operating expenditures to reduce our overhead levels; (iv) having our senior management more fully engaged with our major accounts to better assess sales opportunities; and (v) aggressively managing our working capital.

We are encouraged, however, with our business prospects in many of our relevant markets in addition to the Corporation’s continued improved operating performance. Additionally, recent government legislation has been proposed or passed in many jurisdictions to support renewable energy initiatives including passage of the American Recovery and Reinvestment Act of 2009 in the United States and the Green Energy and Green Economy Act, 2009 in Ontario, Canada. We will continue to selectively pursue opportunities we believe are the most promising for us and can be delivered on the most advantageous terms.

Securing Additional Capital

As at December 31, 2008, we had $22.7 million of cash, cash equivalents and restricted cash and had $25.5 million of shareholders’ equity. We do not anticipate achieving a consistent level of profitability or generate consistent positive cash flow from operations for the next several quarters. While our OnSite Generation business achieved $2.1 million of segment income in 2008, our Power Systems and Corporate and Other business units incurred a combined segment loss of $16.4 million in 2008.

The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter in a number of ways. We are maintaining frequent contact with analysts and institutional investors to better articulate our investment merits, and, in 2008 we filed a base shelf prospectus with certain provincial securities regulators and the Securities and Exchange Commission to enhance our ability to access the capital markets.

Retaining and Engaging Our Staff

As at December 31, 2008, we had 166 full-time staff, the majority of whom have been employed by the Company for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by offering compensation at market rates, providing interesting and challenging work, and, over time, the opportunity to create wealth by participating in our stock ownership program.

Our Products and Services

Our products include HySTAT™ hydrogen generation equipment in our OnSite Generation business and HyPM® fuel cell products in our Power Systems business.  A summary of our product lines is noted below.

HySTAT™ Hydrogen Stations

HySTAT™ Hydrogen Stations offer a dependable on-site supply of hydrogen for a variety of hydrogen applications, including vehicle fueling, distributed power, and a variety of industrial processes.  From a selection of versatile modular components, we configure the optimum HySTAT™ Hydrogen Station to precisely meet customer needs for hydrogen generation and storage. We also provide spare parts and service for our entire installed base.

We currently offer our HySTAT™ Hydrogen Station in multiple configurations depending on the amount of hydrogen required. This product is suitable for producing continuous or batch supplies of hydrogen typically for industrial processing applications and generates between 15 - 60 normal cubic meters per hour (“Nm3/hr”) of hydrogen. Multiple standard units can be installed for larger applications with the capability of generating up to 500 Nm3/hr of hydrogen.

HyPM® Fuel Cell Products

Our HyPM® fuel cell products provide high performance, high efficiency electrical power from clean hydrogen fuel.  The HyPM® product is well suited to compete with existing battery applications by offering longer runtimes and life, at a significantly smaller size and weight.  The HyPM® product line also competes with certain diesel power applications by offering clean, quiet operation and higher demand reliability.  Our products are built on a common platform allowing us to achieve volume purchasing and manufacturing efficiencies.

•                                         HyPM®  Fuel Cell Power Modules.  Our HyPM® power module runs on high purity hydrogen and produces DC power in standard outputs of 8, 12, 16 and 65 kW.   This product is suitable for a wide range of

stationary, mobile and portable power applications.   The HyPM® XR model is targeted at backup power applications and the HyPM® HD model is targeted at motive power applications.

•                                         HyPXTM Fuel Cell Power Pack.  Our HyPXTM Power Pack includes a standard HyPM® power module integrated with hydrogen storage tanks and ultracapacitors that provide higher power in short bursts.  This product has the same form, fit and function as large battery packs used in devices such as forklift trucks and tow tractors.

•                                         Integrated Fuel Cell Systems.  Our integrated fuel cell systems are built around our HyPM® power modules and are targeted to portable and stationary applications including portable and auxiliary power units for military applications and direct current or DC backup power system for cellular tower sites.

•                                         Engineering Development Services.  We also enter into engineering development contracts with certain customers for new or custom products.

Sales and Marketing

We have a direct sales force of seven full-time sales professionals in Belgium, Canada, China, Germany, India, Russia and the United States, along with a global network of sales agents and distribution channels.  We believe that our ability to market and sell a diversified product portfolio through global sales and distribution channels provides us with an advantage over our competitors.  Our sales force is largely organized by region for each business unit.

Customers

The primary customers for our OnSite Generation products are leading industrial gas companies, industrial end users, oil and gas companies and utilities. The primary customers for our Power Systems products are OEMs, systems integrators and end users.

In 2008, three customers comprised 18%, 7% and 5% of our revenue (in 2007, three customers comprised 12%, 5% and 5% of our revenue).  In 2008, 24% of our revenues were derived from Europe, 22% from North America, 45% from Asia, and the remaining 9% were derived from other foreign jurisdictions (in 2007 these numbers were 32%, 26%, 15%, and 27%, respectively).  Accordingly, we have mitigated risk to any single market or adoption rate by diversifying our product portfolio across the markets in which we operate.

We have entered into agreements with several customers to pursue commercial opportunities which we view as important to our success.  Our key customer agreements are summarized below.

•           Military OEM.  In December 2005, we entered into a multi-year joint cooperation agreement with a military OEM.  For reasons of confidentiality, we cannot disclose the name of this OEM.  In conjunction with the signing of the cooperation agreement, we were awarded an $8 million contract for multiple units of fuel cell power systems based on our 500 series fuel cell stack technology.

•           American Power Conversion Corp.   In November 2004, we entered into a collaborative development agreement with APC by Schneider Electric and we announced an order for 25 fuel cell power modules to be incorporated into their backup power products for data centres.  APC is a leading global supplier of high availability systems for network-critical physical infrastructure.  Our HyPM® XR is a key component of APC’s InfraStruXure™ product line.  In August 2006, we announced that we had entered into a supply agreement with APC to deliver up to 500 fuel cell modules for backup power applications.  In 2008, we entered into a second supply agreement with APC, broadening the scope of our August 2006 supply agreement to support APC’s fuel cell backup power program.

•           Leading Global Industrial Gas Companies. We have previously established preferred supplier agreements with Air Liquide S.A., Air Products and Chemicals, Inc., and Linde A.G., three of the leading global industrial gas companies.  Typically, these agreements provide that, for industrial applications, we will be the preferred supplier of onsite, electrolysis-based hydrogen generators to the applicable industrial gas company.  We believe that these relationships represent valuable sales channels, while providing validation of our technology from highly credible partners.

•           General Motors. In October 2001, we entered into an agreement with General Motors to accelerate the development of fuel cell technology.  This agreement includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. In connection with this agreement, we issued General Motors approximately 11.4 million of our common shares, or approximately 21% of our then outstanding common shares, and warrants to purchase approximately 2.5 million additional shares.  These warrants were subsequently cancelled in December 2005 (see “Interest of Management and Others in Material Transactions — Transactions with General Motors”).

Research and Product Development

Our research and product development team consists of approximately 10 staff, the substantial majority of whom are located in Mississauga, Ontario and are focused primarily on our fuel cell activities. The remainder is located in Oevel, Belgium.  Collectively, these individuals have many years of experience in the design of electrolysis and fuel cell products. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.

Our objective is to develop complete products rather than components and to ensure that these products are constantly improved throughout the product life.  Our research activities are unique to each of our business units but typically focus on the cost, performance and durability of our products. Our product development activities commence with a market requirement document establishing the business case for the proposed product. This process involves staff from our business development, finance, engineering and operations departments who balance the requirements of performance, time to market, and product cost.  Prototypes are often validated by lead customers such as APC by Schneider Electric and CommScope, Inc.

We seek cost-sharing projects with various government agencies, mainly in North America, to partially offset our research and product development expenses.  We currently have contribution agreements with the Province of Ontario, Ministry of Research and Innovation, and with the Canada Foundation for Sustainable Development Technology, a corporation without share capital incorporated under the Canada Corporations Act and continued under the Sustainable Development Technology Act (Canada).  In 2008, $1.4 million, or 16.3% of our research and product development expenses were funded by various governments.

Our current research and product development plans are summarized below:

•           OnSite Generation. Our research activities are focused on performance improvements of our electrolyzer cell stacks. Our product development activities are focused on large scale electrolyzers to store renewable or other zero-emission energy as hydrogen, thereby helping to address the intermittency problem associated with most renewable energies, or to refuel vehicles from locally-produced non-fossil sources. Our larger-scale and lower-scale product developments aim to make Hydrogenics the “one-stop shop” for all on-site hydrogen generation needs.

•           Power Systems. At the fuel cell stack, or component level, we are focused on testing, adapting and integrating new materials, design concepts, manufacturing techniques, and on cost reduction.  At the module or product level, we are focused on cost reduction and on meeting market specific requirements for durability and performance. Additionally, our product development focuses on size reduction, allowing the same power module to be deployed in both mobile and stationary applications. Our product development also focuses on small scale PEM electrolyzers, which we believe will have greater demand due to their lower cost and size in the small capacity range of <10 Nm3/h.

Intellectual Property

We protect our intellectual property by means of a combination of patent protection, copyrights, trademarks, trade secrets, licences, non-disclosure agreements and contractual provisions. We generally enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology.  We currently hold 55 patents in a variety of jurisdictions and have more than 191 patent applications pending.  Additionally, we enter into commercial licences and cross-licences to access third party intellectual property.

We typically retain sole ownership of intellectual property developed by us. In certain situations, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. In the case of General Motors, we have a non-exclusive, royalty-free license to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and markets.  We have these rights in perpetuity, including subsequent improvements to the licensed technology. In the case of Dow Corning, we jointly own a U.S. patent application, together with all inventions falling within the description of such patent application specific to sealing and sealing materials for fuel cell and electrolyzer assemblies.

Given the relative early stages of our industry, our intellectual property is and will continue to be important in providing differentiated products to customers.

Manufacturing

The majority of our manufacturing services, including parts procurement, kitting, assembly and repair, are carried out in-house at our respective business unit manufacturing facilities. We also perform certain manufacturing related functions in-house, including manufacturing engineering, and the development of manufacturing test procedures and fixtures.

We anticipate being able to move various aspects of our manufacturing operations to third parties or other lower cost jurisdictions as production volumes increase.  By moving to third parties, we would benefit from contract manufacturing economies of scale, access to high quality production resources and reduced equipment capital costs and equipment obsolescence risk.  We have also commenced sourcing components from third parties in Asia and expect to increase the volume over time to reduce our material costs.

We are dependent upon third party suppliers for certain key materials and components for our products such as membrane electrode assemblies (MEA) and ultra capacitors.  We believe that we have sufficient sources and price stability of our key materials and components.

We have certifications in ISO 9001-2000 in both of our Oevel and Mississauga facilities, and ISO 14001 and OHSAS 18001 in our Oevel facility.

Facilities

We have the following facilities:

•           Mississauga, Ontario, Canada. Our 96,000 square foot facility in Mississauga, Ontario serves as our corporate headquarters and Power Systems manufacturing facility and is leased until August 31, 2010. Principal activities at this facility include the manufacture and assembly of our fuel cell power and research and product development for our fuel cell power products, fuel cell testing services and our corporate activities.

•           Oevel-Westerlo, Belgium. Our 32,000 square foot facility in Oevel-Westerlo, Belgium serves as our manufacturing facility for our OnSite Generation business and is leased until August 30, 2014.  Principal activities at this facility include the manufacture and assembly of our hydrogen generation equipment, water electrolysis research and product development as well as administrative functions related to our OnSite Generation business.

•           Burnaby, British Columbia, Canada. Our 54,000 square foot facility in Burnaby, British Columbia served as our manufacturing facility for our Test Systems business and is leased until December 31, 2009. Principal activities at this facility included the manufacture and assembly of our test products, test products research and product development as well as administrative functions related to our Test Systems business. In November 2007, we announced our decision to commence an orderly windup of our fuel cell test products and design, development and manufacturing business. As a result, we expect to vacate this facility during 2009.

•           Gladbeck, Germany.  Our Power Systems group maintains a 6,458 square foot facility in Gladbeck, Germany, which is leased until November 2010.  This facility is used to provide fuel cell integration services for European customers and serves as our European office for fuel cell activities of our Power Systems business.

•           Shanghai, China. Our procurement group maintains a 100 square foot facility in Shanghai, China. This facility is used for sourcing of products in China and other Asian countries.

In 2005, we assumed lease obligations previously established by Stuart Energy, including a vacant 53,240 square foot facility in Shawinigan, Quebec, with an annual lease cost of approximately $0.3 million expiring in May 2011.  This Shawinigan property was sublet in 2006.  In connection with its acquisition of Vandenborre Technologies NV in February 2003, Stuart Energy sought to rationalize its operations in 2003.  As a result, Stuart Energy has previously taken a financial charge relating to the Shawinigan, Quebec facility.

We also have small sales offices in Asia, Europe, and North America.  We believe our facilities are presently adequate for our operations and we will be able to maintain suitable space needed on commercially reasonable terms.

Human Resources

As at March 24, 2009, we employed approximately 166 full-time staff of which 25 are professional staff, including engineers, scientists, and other technical specialists. Our full-time staff is divided between 73 full-time staff in our OnSite Generation business, 81 full-time staff in our Power Systems business, 5 full-time staff in our Test Systems business and 7 full-time staff in our corporate services group.

Our ability to attract, motivate and retain qualified personnel is critical to our success.  We attempt to align the interests of our employees with those of shareholders through the use of incentive stock options and a performance-based compensation structure.  A majority of employees own our common shares or options to purchase our common shares.  We have entered into non-disclosure and confidentiality agreements with key management personnel and with substantially all employees.  None of our employees are represented by a collective bargaining agreement and we believe that our relations with our employees are good.

Legal Proceedings

We are not currently party to any material legal proceedings.

Government Regulation

We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions that we operate in. Our products are however subject to oversight and regulation by governmental bodies in regards to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

4.             DESCRIPTION OF SHARE CAPITAL

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which 92,405,666 common shares and no preferred shares were issued and outstanding as of March 24, 2009.

Each common share carries one vote on all matters to be voted on by our shareholders.  Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and to share ratably in our remaining assets available for distribution, after payment of liabilities, upon Hydrogenics’ liquidation, dissolution or winding up.  Common shares do not carry pre-emptive rights or rights of conversion into any other securities.

However, we have granted General Motors a pre-emptive right.  See Section 8 — “Interest of Management and Others in Material Transactions — Transaction with General Motors.”  All outstanding common shares are fully paid and non-assessable.  There are no limitations on the rights of non-resident owners of common shares to hold or vote their shares.

Our Board of Directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series and, in the event that preferred shares are issued, the Board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions.  Special rights that may be granted to a series of preferred shares include dividend rights, conversion rights, voting rights, redemption and liquidation preferences, any or all of which may be superior to the rights of the common shares.  Preferred share issuances could decrease the market price of common shares and may adversely affect the voting and other rights of the holders of common shares.  The issuance of preferred shares could also have the effect of delaying or preventing a change in control of Hydrogenics.

5.             DIVIDENDS

We have never declared or paid any cash dividends on our common shares.  We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

6.             MARKET FOR SECURITIES

Our common shares are listed on the TSX under the symbol “HYG” and on the Nasdaq under the symbol “HYGS.” The following table sets forth the reported trading volumes and trading prices in Canadian dollars and U.S. dollars, respectively, for our common shares on the TSX and Nasdaq during each month in 2008.

	TSX			Nasdaq
2008	High (C$)	Low (C$)	Volume	High ($)	Low ($)	Volume
January	1.05	0.52	1,556,944	1.07	0.49	9,761,910
February	0.70	0.52	1,185,548	0.68	0.51	3,938,220
March	0.64	0.51	2,617,953	0.65	0.51	6,251,600
April	0.67	0.50	1,398,093	0.66	0.50	9,615,800
May	0.98	0.57	1,518,047	0.98	0.57	10,914,200
June	1.99	0.77	4,032,445	1.95	0.75	24,062,170
July	2.47	1.31	6,380,260	2.45	1.30	52,747,100
August	1.53	1.13	1,569,966	1.63	1.08	14,891,800
September	1.40	0.60	2,627,567	1.31	0.55	13,956,600
October	0.98	0.63	624,988	0.92	0.51	5,941,900
November	0.95	0.50	671,737	0.82	0.39	4,990,250
December	0.60	0.37	863,737	0.49	0.32	3,901,010

7.             DIRECTORS AND OFFICERS

The following table sets forth information with respect to our directors and executive officers as of March 24, 2009:

Name	Province or State and Country of Residence	Title	Director or Executive Officer Since
Norman M. Seagram(1)	Ontario, Canada	Chairman of our Board of Directors(5)	2000
Douglas S. Alexander(2)	Ontario, Canada	Director(5)	2006
Michael Cardiff(3)	Ontario, Canada	Director(5)	2007
Henry J. Gnacke	Michigan, United States	Director(5)	2008
V. James Sardo(4)	Ontario, Canada	Director(5)	2003
Joseph Cargnelli	Ontario, Canada	Chief Technology Officer and Director(5)	1996
Daryl Wilson	Ontario, Canada	President and Chief Executive Officer and Director(5)	2006
Lawrence E. Davis	Ontario, Canada	Chief Financial Officer and Corporate Secretary	2005
Jennifer Barber	Ontario, Canada	Vice President, Finance and Corporate Controller	2005
Wido Westbroek	Geel, Belgium	Vice President and General Manager	2006

Notes:

(1)	Chairman of the Board of Directors, member of the Human Resources and Corporate Governance Committee, and a member of the Audit Committee.
(2)	Chair of the Audit Committee and member of the Human Resources and Corporate Governance Committee.
(3)	Member of the Audit Committee and the Human Resources and Corporate Governance Committee.
(4)

Chair of the Human Resources and Corporate Governance Committee and member of the Audit Committee. Between April 3, 2006 and May 3, 2006, Mr. Sardo, who was then a director of Royal Group Technologies Limited, was prohibited from trading in securities of Royal Group Technologies Limited pursuant to a management cease trade order issued by the Ontario Securities Commission in connection with the delay in filing of certain of Royal Group Technologies Limited’s financial statements.

(5)	Each director will hold office until the next annual and special meeting of shareholders to be held on May 13, 2009, or until his successor is duly elected or appointed.

As of the date of this annual information form, our directors and senior officers, as a group, beneficially own, or exercise control or direction over 8,524,974 of our common shares, being approximately 9.2% of our outstanding common shares.

Norman M. Seagram, Chairman of our Board of Directors. Mr. Seagram has served as Chairman of our Board of Directors since September 2007.  He previously served in this position from July 2000 to December 2006 following which he acted as Lead Director until September 2007.  Mr. Seagram was President of Sportsco International LP (SkyDome) from February 2001 to March 2003.  From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company he had previously served for 24 years in a variety of senior management positions.  From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases.  Mr. Seagram is a trustee of Trinity College School and the Toronto Symphony Foundation, and he is a director of Harbourfront Foundation.  He serves on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto, and he is a former director of the Toronto Economic Development Corporation (TEDCO).

Douglas S. Alexander, Director. Mr. Alexander joined our Board of Directors in May 2006.   Mr. Alexander is a Director and member of the Audit Committee of Critical Outcome Technologies Inc., and has served as the Chief Financial Officer of various Canadian public companies for 15 years. Mr. Alexander was formerly lead director and chair of the Audit Committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004, Mr. Alexander was Executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander is a Chartered Director, having graduated in 2009 from Director’s College, a joint venture between McMaster University and the Conference Board of Canada.

Michael Cardiff, Director. Mr. Cardiff joined our Board of Directors in November 2007. Currently, Mr. Cardiff is the Chief Executive Officer of Accelerents, a consulting firm focused on strategy development. Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies including large multinationals such as EDS and IBM as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer. Mr. Cardiff is currently a director of Descartes Systems Group, Burntsand Inc.  and Software Growth Inc. Mr. Cardiff has also served as a director of Husky Injection Molding Systems, Solcorp, Visible Genetics, Spectra Security Software Visible Decisions and the Toronto Film Festival and Roy Thomson Hall. Mr. Cardiff received many awards including “A Canadian Export Life Time Achievement Award.” In 1998, Mr. Cardiff was named one of Canada’s “Top 40 Under 40,” recognizing him as one of the nation’s most successful young leaders. Mr. Cardiff is a member of, and holds the ICD.d designation from, the Institute of Corporate Directors.

Joseph Cargnelli, Chief Technology Officer and Director. Mr. Cargnelli is one of our founders and served as a director from January 1996 to January 2005, when he resigned in connection with the closing of the Stuart Energy acquisition. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000.  Mr. Cargnelli was appointed as our Vice President, Technology in July 2000.  His title was changed to Chief Technology Officer in April 2003.  Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto.  From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods.  Mr. Cargnelli is a member of the Professional Engineers of Ontario.

Henry J. Gnacke, Director. Mr. Gnacke joined our Board of Directors in May 2008. Formerly, Mr. Gnacke was the Executive Director, Global Purchasing Supply chain at General Motors. He was responsible for fuel cell propulsion systems and General Motors’ E-Flex programs. Mr. Gnacke has over 30 years of experience and has held numerous positions at General Motors, including several international assignments in the Middle East, Asia and Europe. Mr. Gnacke is the nominee of General Motors in connection with our strategic alliance with General Motors.

V. James Sardo, Director. Mr. Sardo joined our Board of Directors in May 2003. Mr. Sardo is a Corporate Director. In 2005, he became a director of New Flyer Industries Inc., North America’s largest manufacturer of city buses, and has been a director of Sonnen Energy, a solar integration company, from 2007 to 2009. During 2004 to 2007, Mr. Sardo served as a trustee of Union Waterheater Income Trust, a waterheater rental company, as a director of Royal Group Technologies, a plastics building products company, and as a director and Chairman of Countryside Power, a power generation company. From 2003 to 2007, he was a trustee of Custom Direct Income Fund, a manufacturer and direct marketer of custom cheques. Prior to these appointments, Mr. Sardo was interim Chief Executive Officer of Royal Group Technologies Limited, from 2004 to 2005, President of the Canadian Operations of Moore Corporation Limited, a business forms and communications company, from 1999 to 2001, and President and Chief Executive Officer of SMK Speedy International Inc., an international automotive repair company from 1997 to 1999. Prior to 1997 Mr. Sardo was Chief Executive Officer of Amre Inc., a Dallas based marketer of home improvement products, and Chief Executive Officer of SNE Inc., a manufacturer and marketer of windows and doors. Mr. Sardo is also a member of the Institute of Corporate Directors, and holds the ICD.d.

Daryl Wilson, President and Chief Executive Officer and Director. Mr. Wilson was appointed President and Chief Executive Officer in December 2006.  Prior to joining Hydrogenics, Mr. Wilson held senior leadership positions at Royal Group Technologies Inc., ZENON Environmental Inc., Toyota and Dofasco Inc. In 1990 Mr. Wilson earned an MBA from McMaster University in Operations Management/Management Science. Mr. Wilson also holds a Bachelor’s degree in Chemical Engineering from the University of Toronto. Mr. Wilson is a Chartered Director, having graduated in 2009 from Director’s College, a joint venture between McMaster University and the Conference Board of Canada.

Lawrence E. Davis, Chief Financial Officer and Corporate Secretary. Mr. Davis has served as our Chief Financial Officer since April 1, 2005.  Mr. Davis has over 20 years of financial and operational experience.  He has been a Chartered Accountant since 1987.  From 1999 to 2003, Mr. Davis was the Chief Financial Officer of GDI Global Data Inc., a wireless data services company.  Mr. Davis also acted as the President of Saturn Capital Corporation, a merchant bank that advises, invests in and assumes senior management positions for high growth businesses from 1997 until 1999.  From 1987 to 1997, Mr. Davis served as a Vice President for PricewaterhouseCoopers LLP and he previously worked for two years with Ernst & Young.

Jennifer Barber, Vice President, Finance and Corporate Controller.  Ms. Barber joined us through our acquisition of Stuart Energy in January 2005 and was appointed to the position of Vice President Finance and Corporate Controller in May 2005.  Since taking on this position, Ms. Barber has led the finance team through a full range of financial consolidations arising from the acquisition, with the added responsibility of integrating Sarbanes-Oxley requirements into all of our financial processes and procedures.  Hired by Stuart Energy in 2001, Ms. Barber served as Director, Corporate Finance from 2003 onward, and prior to that as Controller.  She was employed from 1997 to 2001 by PricewaterhouseCoopers LLP.  Ms. Barber received Institute of Chartered Accountant accreditation in 2000.

Wido Westbroek, Vice President and General Manager.  Mr. Westbroek joined us in 2006 as Vice President, Operations of the Belgium On-Site division.  His former career, spanning 18 years, was with Powerlasers, a developer and manufacturer of unique laser welding technology and a maker of auto parts for major automotive OEMs based in Canada and the US.  Mr. Westbroek received his Bachelor of Science in Physics at the University of Waterloo in Ontario.

Auditor and Fees and Services

PricewaterhouseCoopers LLP (“PwC”) has served as our auditors since 2000.  Fees payable to PwC for the years ended December 31, 2008 and 2007 were as set out below.

Audit Fees

In 2008 and 2007, PwC charged us audit fees totalling, Cdn. $724,548 and Cdn. $661,247, respectively.  In 2008 and 2007, these fees included professional services rendered for the review of interim financial statements, statutory audits of annual financial statements, consultations about financial and reporting standards and other regulatory audits and filings, including Sarbanes-Oxley compliance.

Audit-Related Fees

In 2008 and 2007, PwC charged us audit-related fees of Cdn. $8,904 and Cdn. $43,832, respectively.  In 2008 and 2007, these fees included professional services that reasonably relate to the above services and Canadian Public Accounting Board Fees.

Tax Fees

In 2008 and 2007, PwC charged us tax fees of Cdn. $90,535 and Cdn. $16,677, respectively.  In 2008 and 2007, these fees included professional services for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax returns.

All Other Fees

In 2008 and 2007, PwC charged us other fees of Cdn. $64,425 and Cdn. $23,219, respectively.  In 2008, these fees related to assistance with the preparation of our base shelf prospectus filed in September, 2008 as well advisory services related to the implementation of International Financial Reporting Standards (IFRS) and other regulatory matters. In 2007, these fees related to advisory services related to the windup of our fuel cell test equipment business.

Audit Committee

The Audit Committee of our Board of Directors operates under a written charter that sets out its responsibilities and composition requirements.  As at March 24, 2009, the members of the committee were: Douglas S. Alexander (Chair), Michael Cardiff, V. James Sardo and Norman M. Seagram.  The following sets out the education and experience of each director relevant to the performance of his duties as a member of the committee.

Douglas Alexander is Chair of our Audit Committee.  He is also the current Chair of the Audit Committee for Saxon Financial Inc.  From 1999 to 2004 Mr. Alexander was executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company.  In his roles, Mr. Alexander was responsible for all aspects of corporate financial affairs, as well as strategic management and corporate development.  Mr. Alexander is a chartered accountant under the Institute of Chartered Accountants of Ontario since 1985 and under the Institute of Chartered Accountants of Scotland since 1980 and holds a Bachelor of Accountancy from Glasgow University. Mr. Alexander is also a member of the Institute of Corporate Directors and has achieved his ICD.d certification.

Michael Cardiff is currently the Chief Executive Officer of Accelerents, a consulting firm focused on strategy development. Mr. Cardiff also serves as a member of the audit committee of  Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider. Mr. Cardiff is also a member of the Institute of Corporate Directors and has achieved his ICD.d certification.

V. James Sardo has been Chairman of the Board of Trustees of Countryside Power Income Fund, and , since 2005, has been a director of New Flyer Industries Inc., North America’s largest manufacturer of city buses. Mr. Sardo holds a Master’s in Business Administration from McMaster University and is a member of the Institute of Corporate Directors.  Mr. Sardo was previously chief executive officer of seven public companies or their wholly-owned subsidiaries.

Norman M. Seagram is a Corporate Director.  Mr. Seagram holds a Master’s of Science in Engineering Production from the University of Birmingham and a Bachelor of Applied Science in Engineering & Business from the University of Toronto.

The Audit Committee charter requires that each member of the Audit Committee be unrelated and independent, and the composition of the Audit Committee satisfy the independence, experience and financial expertise requirements of the Nasdaq, the TSX and Section 10A of the Securities Exchange Act of 1934 (United States), as amended by the Sarbanes-Oxley Act of 2002 (United States), and the rules promulgated thereunder.  Accordingly, all committee members are required to be financially literate or be willing and able to acquire the necessary knowledge quickly. Financial literacy means that the person has the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements. We believe all of the current members of the Audit Committee are financially literate.

In addition, the Audit Committee charter contains independence requirements that each committee member must satisfy and each current member meets those requirements. Specifically, the charter provides that no member of the committee may be an officer or retired officer of Hydrogenics and each member must be independent of Hydrogenics within the meaning of all applicable laws, rules and regulations and any other relevant consideration, including laws, rules and regulations particularly applicable to Audit Committee members.

The Audit Committee has a policy restricting the provision of non-audit services by our auditors. Any such services must be permitted engagements as provided by the Audit Committee charter and must be pre-approved by the Audit Committee.  The Audit Committee also pre-approves audit services and the related fees.  The full text of the Audit Committee charter is set forth in Appendix A.

8.             INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Transactions with Viking Engineering & Tool Co.

We subcontract some manufacturing in the normal course of our operations to Viking Engineering & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, our Chief Technology Officer and one of our principal shareholders.  For the fiscal year ended December 31, 2008, this company invoiced us approximately $0.2 million.  We believe that the rates this company has charged us for its services are comparable to rates we could have obtained from an unrelated third party.

Transactions with General Motors

In October 2001, we formed a strategic alliance with General Motors to accelerate the development of fuel cell technology in global commercial markets.  In connection with this strategic alliance, we issued to General Motors approximately 11.4 million of our common shares, or approximately 21% of our outstanding shares at October 2001, and warrants to purchase approximately 2.5 million additional shares.  We cancelled these warrants in a transaction with General Motors in December 2005 for consideration of $750,000, which we paid in the form of a credit against the amount due from General Motors in respect of testing services.  All testing services have since been completed.  We have agreed that one director nominated by General Motors shall be included in the slate of directors that is presented to shareholders for approval at our general meeting.

In connection with this strategic alliance, General Motors granted us a non-exclusive, royalty free licence to use certain of General Motors’ proprietary fuel cell stack intellectual property in certain applications and modules.  The use or incorporation of General Motors’ fuel stack intellectual property outside these defined areas requires the consent of General Motors.  We granted to General Motors, its affiliates and any third parties with whom General Motors has a technical or business relationship related to fuel cells a perpetual, royalty-free, non-exclusive licence to use all of the intellectual property we develop that (i) uses General Motors’ proprietary fuel cell stack intellectual property, and/or (ii) is funded by General Motors.  Intellectual property that is not funded by General Motors but which uses General Motors’ fuel cell stack technology is licensed to General Motors non-exclusively.  Intellectual property that has been developed through funding by General Motors, whether owned solely by us or jointly by us and General Motors, is licensed to General Motors on an exclusive basis for mobile applications and on a non- exclusive basis for all other applications.  In the event that we wish to liquidate or discontinue activity in the fuel cell business, or otherwise wish to transfer any of the intellectual property associated with General Motors’ proprietary fuel cell stack intellectual property developed using funds from General Motors, we are required to offer it first to General Motors.  We have also agreed to provide General Motors with certain services, access to technology and testing resources in connection with its fuel cell development program and we have agreed that all products, material hardware and resources purchased from us by General Motors will be at our most favourable commercial prices.

For so long as General Motors holds at least 10% of our outstanding shares, in the event that any of our founders, Pierre Rivard, Joseph Cargnelli or Boyd Taylor, wish to transfer (i) all or substantially all of their shares to any person, or (ii) any of their shares to a person actively competing with General Motors in the automotive or fuel cell industry, he must first offer the shares to General Motors.  In addition, in the event that we issue additional equity securities or securities convertible into equity securities for cash consideration, we have granted General Motors the right to participate in such offering on a pro rata basis based on the fully diluted number of common shares that it holds.  General Motors’ pre-emptive right is subject to certain limited exceptions, including the issuance of shares in connection with acquisitions.

9.             RISK FACTORS

An investment in our common shares involves risk.  Investors should carefully consider the risks described below and the other information contained in, and incorporated by reference in, this annual information form, including management’s discussion and analysis and our financial statements for the year ended December 31, 2008, which is available on SEDAR at www.sedar.com.  The risks described below are not the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues or raising additional funding, we may possibly cease to continue as we currently do.

Although our consolidated financial statements for the year ended December 31, 2008 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations,  our ability to continue as a going concern is dependent on the successful execution of the Company’s business plan, which includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing.

We have sustained losses and negative cash flows from operations since our inception. We expect that this will continue throughout 2009. If we do not raise additional capital before 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. In order to improve our chances of securing funding, we filed a base shelf prospectus during the third quarter of 2008.  Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing.  Although we are also investigating non-traditional sources of financing including monetizing a portion of our accumulated tax losses, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions. We do not believe that the ability to access capital markets or these adverse conditions are likely to improve significantly in the near future. Accordingly, we may have to pursue a combination of operating and related initiatives, such as further restructurings and/or asset sales.

There can be no assurances that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute the Company’s business plan, and result in our reducing or eliminating product development and commercialization efforts, reduce our sales and marketing efforts, and having to forego attractive business opportunities.

At December 31, 2008, we had approximately $22.7 million of cash and cash equivalents and restricted cash.  There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing the Company’s business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

A sustained and broad economic recession could continue to have a negative impact on our business, results of operations and financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders and, in one case, a delay in a shipment as a result of a customer not being able to pay for the balance of an order. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate this may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affect our outlook in two primary ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Secondly, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers to finance purchases by accessing credit. Our business is dependent on purchasers of our products having access to adequate levels of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result.

With a sustained or expanding economic downturn, we expect that we will continue to experience significant difficulties on a number of fronts, depending upon the duration and severity of these events. As a result, we may face new risks as yet unidentified, and a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position.

We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operations of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the year ended December 31, 2008, we derived $31.2 million, or 79%, of revenues from our sales of hydrogen generation products and services, $5.6 million, or 15%, of our revenues from sales of power products and services, and $2.5 million, or 6%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2007, we derived $19.6 million, or 52%, of revenues from our sales of hydrogen generation products and services, $6.1 million, or 16%, of our revenues from sales of power products and services, and $12.3 million, or 32%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2006, we derived $12.0 million, or 40%, of our revenues from sales of hydrogen generation products and services, $7 million, or 23%, of our revenues from sales of power products and services, and $11.1 million, or 37%, of our revenues from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products design, development and manufacturing business, which is anticipated to take up to two years to complete. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $14.2 million for the year ended December 31, 2008, a net loss of $28.1 million for the year ended December 31, 2007, and a net loss of $130.8 million for the year ended December 31, 2006. Our accumulated deficit as of December 31, 2008 was $291.4 million, as of December 31, 2007 was $277.1 million and as of December 31, 2006 was $249 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2009 and 2010, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future.  These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer.  Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods.  In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways.  As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues.  Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis.  The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis.  Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition.  The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products.  As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend upon a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, financial condition and results of operations.

To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 35% of our revenues for the year ended December 31, 2008, 26% of our revenues for the year ended December 31, 2007 and 31% of our revenues for the year ended December 31, 2006. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis. We cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our ability to grow revenue and business prospects depend to a certain extent on our relationship with General Motors Corporation and General Motors’ commitment to the commercialization of fuel cell markets.

General Motors, our largest shareholder, owns approximately 12.3% of our outstanding common shares. Pursuant to a strategic alliance to accelerate the development of fuel cell technology in global commercial markets, General Motors has certain rights in the development/licensing of our intellectual property, and possesses certain pre-emptive rights, including those to acquire additional securities in certain circumstances, and to have representation on our board.

Under our strategic alliance with General Motors, where intellectual property is developed pursuant to our use of technology licenced from General Motors, we are committed to provide certain exclusive or non-exclusive licences in favour of General Motors.  In some cases, the intellectual property is jointly owned.  As a result of such licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights. We have also agreed to provide General Motors with certain services, access to technology and testing resources in connection with its fuel cell development program. In addition, we have agreed that all products, material hardware and resources purchased from us by General Motors will be at our most favourable commercial prices.

Our ability to grow revenue and business prospects could be hurt if General Motors were to change its relationship with us. There is no guarantee that our interests will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form, particularly in light of General Motors’ restructuring initiatives and the challenges it, and the North American automotive industry, faces in the current economic environment. Furthermore, any change in General Motors’ strategy with respect to fuel cells, whether as a result of market, economic or competitive pressures, could also harm our business. Such a change in strategy could include, for example, any decision by General Motors to:

•                  alter its commitment to fuel cell technology in favour of competing technologies;

•                  delay its introduction of fuel cell products and vehicles; or

•                  increase their internal development of fuel cell products or purchase them from another supplier.

In the event that we wish to liquidate or discontinue our activity in the fuel cell business, or otherwise wish to transfer any of the intellectual property associated with General Motors’ proprietary fuel cell stack intellectual property developed using funds from General Motors, we are required to offer it first to General Motors.

General Motors may have different interests than other shareholders have and therefore may make decisions that are adverse to other shareholders’ interests.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in currencies other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings.  To the extent that the Canadian dollar or the euro strengthen against the U.S. dollar, we may incur net foreign exchanges losses on our net monetary asset balance which is denominated in those currencies.  Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros.  However, a significant part of our revenues are currently generated in U.S. dollars and euros, and we expect that this will continue for the foreseeable future.  In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into euros.  The exchange rates between the Canadian dollar, the U.S. dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future.  Such fluctuations affect both our consolidated revenues as well as our consolidated costs.  If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced.  Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market.  We currently have limited currency hedging through financial instruments.  We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.

We carry insurance that we consider adequate having regard to the nature of the risks and costs of coverage.  We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world.  We are not fully insured against all possible risks, nor are all such risks insurable.  Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.

Identifiable intangible assets and goodwill arising from our acquisition of Stuart Energy in 2005 comprise approximately 10.6% of our total assets as at December 31, 2008 and 8% of our total assets as at December 31, 2007.  Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill.  If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate.  Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products.  If this were to occur, we may never achieve profitability and our business could fail.  Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including:

•                  the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

•                  the future cost of hydrogen and other fuels used by our fuel cell systems;

•                  the future cost of membrane electrode assembly (MEAs) used in our fuel cell systems;

•                  the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation systems;

•                  the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;

•                  government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;

•                  the manufacturing and supply costs for fuel cell components and systems;

•                  the perceptions of consumers regarding the safety of our products;

•                  the willingness of consumers to try new technologies;

•                  the continued development and improvement of existing power technologies; and

•                  the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.

If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.  Our fuel cell products require oxygen and hydrogen to operate.  While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products.  We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen.  In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels.  Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen.  There is no guarantee that such an infrastructure will be developed on a timely basis or at all.  Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.

The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada, the European Union and the United States as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products.  However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate.  For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers.  To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained.  Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies.  The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles.  In addition, if current laws and regulations are not kept in force or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry.  Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products.  We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business.  If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel.  Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

The development of hydrogen standards is being undertaken by numerous organizations.  Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems.  If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on-site water electrolysis and/or reforming technologies.  We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or bottles or by pipeline.  In many cases, these suppliers have established delivery infrastructure and customer relationships.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs.  We expect that several of these competitors will be able to deliver competing products to certain markets before we do.  While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end users, OEMs, systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets.  These competitors may be more successful in penetrating their specific markets than we are.  In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.

Competition in the markets for fuel cell power modules and hydrogen generation equipment is significant and will likely persist and intensify over time.  We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services.  Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers.  In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.

Each of our target markets is currently served by existing manufacturers with existing customers and suppliers.  These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers.  Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

Our strategy for the sale of fuel cell power products depends upon developing partnerships with OEMs and governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs and governments, systems integrators,  suppliers and other market channel partners that have mature sales and distribution networks for their products.  Our success may be heavily dependent upon our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products.  Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success.  We can offer no guarantee that OEMs and governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components.  The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results.  Our ability to sell our products to the OEM markets depends to a significant extent upon our partners’ worldwide sales and distribution networks and service capabilities.  In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property.  Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent.  We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship.  We also have relationships with third party distributors who also indirectly compete with us.  For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators.  Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen.  For this reason, industrial gas suppliers may be reluctant to purchase our hydrogen generators.  In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent upon third party suppliers for key materials and components for our products.  If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment.  A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer.  To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.

We may not be able to manage successfully the expansion of our operations.

The uneven pace of our expansion in facilities, staff and operations has placed serious demands on our managerial, technical, financial and other resources.  We may be required to make serious investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees.  Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel.  Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will continue to be derived from foreign sales.  Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions.  As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel.  We compete in young markets and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require.  In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting.  If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention.  Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized.

Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:

•                  diversion of management’s attention from other business concerns;

•                  failure to effectively assimilate our acquired technology, employees or other assets into our business;

•                  the loss of key employees from either our current business or the acquired business; and

•                  assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute the ownership of current shareholders.  In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner.  We cannot ensure that we will be able to do so or that the acquired businesses will perform at anticipated levels.  If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

We have manufactured most of our products for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale.  In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products.  We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products.  Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market.  Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Risk Factors Related to Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

We have made commercial sales of hydrogen generation, fuel cell test and diagnostic equipment, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a relatively short period of time.  Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications.  If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives.  We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets.  Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries.  The prices of fuel cell and hydrogen generation products are dependent largely upon material and manufacturing costs.  We cannot guarantee that we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity.  If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products.  Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

We regularly field test our products and we plan to conduct additional field tests in the future.  Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products.  Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly.  Many of these potential problems and delays are beyond our control.  In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement.  Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales.  Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.

The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

Our products are complex and must meet the stringent technical requirements of our customers.  The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.

Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards.  Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products.  If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology.  We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property.  Some of our intellectual property is currently not covered by any patent or patent application.  Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, we cannot be assured that:

•                  any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•                  any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. For instance, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licences  in favour of General Motors, and in some cases the intellectual property is jointly owned.  As a result of these licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We have also entered into agreements with other customers and partners that involve shared intellectual property rights.  Any developments made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees.  We cannot be sure that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.  If necessary or desirable, we may seek licences  under the patents or other intellectual property rights of others.  However, we cannot be sure that we will obtain such licences  or that the terms of any offered licences  will be acceptable to us.  Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.

Our involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products.  In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe that we are infringing their rights.  Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour.  If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to:

•                  pay substantial damages;

•                  cease the development, manufacture, use, sale or importation of products that infringe upon such intellectual property rights;

•                  discontinue processes incorporating the infringing technology;

•                  expend significant resources to develop or acquire non-infringing intellectual property; or

•                  obtain licences  to the relevant intellectual property.

We cannot offer any assurance that we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation, that licences  to the intellectual property that we are found to be infringing upon would be available on commercially reasonable terms, if at all.  The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products.  Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming.  While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source.  In addition, certain of our OEM partners and customers may experience significant product liability claims.  As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death.  We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents.  Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages.  Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products.  In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related to Ownership of Our Common Shares

If we fail to maintain the requirements for continued listing on Nasdaq, our common shares could be delisted from trading on Nasdaq, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.

Failure to meet the applicable continued listing requirements of Nasdaq could result in our common shares being delisted from Nasdaq. In the past we have been unable to meet the continued listing requirements of Nasdaq and may not be able to meet the requirements in the future. On May 10, 2007 and February 19, 2008, we received notices from Nasdaq informing us that we failed to maintain a minimum closing bid price on Nasdaq of at least $1.00 per share for our common shares for 30 consecutive business days, as we are required to do under Nasdaq Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”). On both occasions, we were given 180 days to regain compliance by having the bid price of our common shares close at $1.00 per share or more for a minimum of 10 consecutive business days prior to the end of the 180-day period. While we regained compliance on both occasions, we can give no assurances that we will be able to maintain future compliance with the Minimum Bid Price Rule or all of the continued listing requirements of Nasdaq.

As at March 24, 2009, we are not in compliance with the Minimum Bid Price Rule; however given the continued extraordinary market conditions, Nasdaq has suspended the enforcement of the Minimum Bid Price Rule.   Enforcement of the rule is scheduled to resume on April 20, 2009. While we may explore various actions to meet the Minimum Bid Price Rule, including implementing a share consolidation, there is no guarantee that any such action will be successful in bringing us into, or maintaining, compliance.

If we fail to satisfy Nasdaq’s continued listing requirements, our common shares could be delisted from Nasdaq, in which case we may transfer to the Nasdaq Capital Market, which generally has lower financial requirements for initial listing or, if we fail to meet its listing requirements, the over-the-counter bulletin board. However, there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States.

If we are delisted from Nasdaq, it would materially reduce the liquidity of our common shares, lower the price of our common shares, and impair our ability to raise financing.

In order to comply with Nasdaq’s Minimum Bid Price Rule we may, subject to shareholder approval and any regulatory approvals (including from the TSX), implement a share consolidation, which could adversely affect our common share price and its liquidity.

Subject to shareholder approval and any regulatory approvals (including from the TSX), we may implement a share consolidation in order to comply with Nasdaq’s Minimum Bid Price Rule. In light of the Company’s past non-compliance with the Minimum Bid Price Rule, at the annual and special meeting of our shareholders to be held on May 13, 2009, our shareholders will be asked to approve a special resolution that would give authority to our board of directors, in its sole discretion, to amend our articles of incorporation to allow for a consolidation of our issued and outstanding common shares at any time prior to March 24, 2010, and to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation share for every 10 pre-consolidation shares, and no larger than one post-consolidation share for every 25 pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of shares. Assuming receipt of the necessary approvals, the exact number of shares of the Company to be consolidated, if at all, would be determined by our board of directors before the share consolidation would be effective, and the Company will issue a news release announcing the ratio as determined by our board of directors.

Notwithstanding any approval of the share consolidation by our shareholders, our board of directors, in its sole discretion, would be able to revoke the special resolution and abandon the share consolidation without further approval or action by or prior notice to shareholders.

Our shareholders approved a similar special resolution at the Company’s annual and special meeting of shareholders on May 6, 2008, which authorized our board of directors, in its sole discretion, to implement a share consolidation at any time prior to March 10, 2009 based on a consolidation ratio no smaller than one post-consolidation share for every five pre-consolidation shares, and no larger than one post-consolidation share for every 10 pre-consolidation shares, but otherwise subject to the same conditions described above. Although our board of directors did not believe it to be in the best interests of the Company to implement a share consolidation during that time, as in the past, our board of directors has considered the potential adverse effects to the Company of a delisting from Nasdaq, and has determined that the flexibility afforded by a share consolidation could allow the Company to comply with Nasdaq’s Minimum Bid Price Rule.

While such share consolidation could bring us back into compliance with the listing requirements of Nasdaq, there can be no assurance that any increase in the market price of our common shares resulting from a share consolidation, if implemented, would be sustainable.  There are numerous factors and contingencies that would affect such price, including the market conditions for our common shares at the time, our reported results of operations in future periods and general economic, geopolitical, stock market and industry conditions. Accordingly, the total market capitalization of our common shares after a share consolidation may be lower than the total market capitalization before such share consolidation and, in the future, the market price of our common shares might not exceed or remain higher than the market price prior to such share consolidation. There can be no assurance that a share consolidation would result in a per share market price that attracts institutional investors or investment funds, or that such price would satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common shares might not improve as a result of a share consolidation. Furthermore, the liquidity of our common shares could be adversely affected by the reduced number of our common shares that would be outstanding after the share consolidation.

If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.

We would be a passive foreign investment company if 75% or more of our gross income in any year is considered “passive income” for United States tax purposes.  For this calculation, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income.  In addition, we would be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.

Based on our current and projected losses and the market value of our common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2008. However, since the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company in another fiscal year. If we are classified as a passive foreign investment company, this characterization could result in adverse United States tax consequences for our shareholders resident in the United States, including having a gain recognized on the sale of our common shares being treated as ordinary income that is not eligible for the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sale proceeds.

United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding our common shares and annually determine whether we are a passive foreign investment company.

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares.  General Motors currently owns approximately 12.3% of our outstanding common shares.  Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions.  This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

In addition to General Motors’ current ownership of our common shares, pursuant to our strategic alliance with General Motors, for so long as General Motors holds at least 10% of our outstanding shares, if any of our founders,

Pierre Rivard, Joseph Cargnelli or Boyd Taylor, wish to transfer (i) all or substantially all of their shares to any person, or (ii) any of their shares to a person actively competing with General Motors in the automotive or fuel cell industry, he must first offer the shares to General Motors. Moreover, if we issue additional equity securities or securities convertible into equity securities for cash consideration, we have granted General Motors the right to participate in such offering on a pro rata basis based on the fully diluted number of common shares that it holds, subject to certain limited exceptions. We have also agreed that one director nominated by General Motors shall be included in the slate of directors that is presented to shareholders for approval at our general meeting. As a principal shareholder and party to the strategic alliance and representative on our board, General Motors has the ability to influence our corporate actions and in a manner that may be adverse to your interests.

Future sales of common shares by our principal share-holders could cause our share price to fall and reduce the value of a shareholder’s investment.

If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced.  The perception among investors that these sales may occur could have a similar effect.  Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues.  These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

Our articles of incorporation permit us to issue an unlimited number of common and preferred shares.  If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares.  Such future issuances could be at prices less than our shareholders paid for their common shares.  If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights.  While Nasdaq and TSX rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on Nasdaq and the TSX.  Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors and officers.

We are organized under the laws of Canada.  A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations.  Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:

•                  performance of other companies in the fuel cell or alternative energy business;

•                  news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or

•                  changes in general economic conditions.

As at March 24, 2009 there were 6,080,246 options to purchase our common shares.  If these securities are exercised, our shareholders will incur substantial dilution.

A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares.  As of March 24, 2009, we have issued and outstanding 6,080,246 options to purchase our common shares at an average price of Cdn$3.66 per common share.  Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, you could experience significant dilution.

10.          TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for our common shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario and the co-transfer agent and co-registrar for our common shares in the United States is Chase Mellon Shareholders Services LLC at its offices in New York, New York.

11.          MATERIAL CONTRACTS

For the fiscal year ended December 31, 2008, no material contracts have been terminated, entered into or assigned by us other than in the ordinary course of business.

12.          INTERESTS OF EXPERTS

Our auditors are PricewaterhouseCoopers LLP, Royal Trust Tower, Suite 3000, Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8.

PricewaterhouseCoopers LLP have prepared an independent auditors’ report dated March 24, 2009 in respect of the Company’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and the Company’s internal control over financial reporting as at December 31, 2008.  PricewaterhouseCoopers LLP has advised that they are independent with respect of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, the rules of the U.S. Securities and Exchange Commission Act and the requirements of the Public Company Accounting Oversight Board. To our knowledge, the foregoing experts do not beneficially own, directly or indirectly, any of our outstanding securities or other property of Hydrogenics.

13.          ADDITIONAL INFORMATION

Additional financial information with respect to Hydrogenics, including remuneration and indebtedness of directors and officers, principal holders of our securities and options to purchase securities is contained in our management proxy circular in respect of our most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in our audited comparative consolidated financial statements and our management discussion and analysis for our most recently completed fiscal year.

You may access other information about us, including our disclosure documents, reports, statements or other information filed with the Canadian securities regulator authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

APPENDIX  A  -  AUDIT COMMITTEE CHARTER

A.                                    Purpose

The Audit Committee shall be directly responsible for the appointment, compensation and oversight over the work of the Company’s public accountants. The Audit Committee shall monitor (1) the integrity of the consolidated financial statements of the Company, (2) the Company’s compliance with legal and regulatory requirements, (3) the public accountants’ qualifications and independence, and (4) the performance of the Company’s internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of the Securities and Exchange Commission to be included in the Company’s annual proxy statement.

B.                                    Committee Membership

The Audit Committee shall consist of no fewer than three members. Each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of the Nasdaq Global Market, The Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder.  The Board shall appoint the members of the Audit Committee annually, considering the recommendation of the Human Resources and Corporate Governance Committee, and further considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate.  The members of the Audit Committee shall serve until their successors are appointed.

The Board shall have the power at any time to change the membership of the Audit Committee and to fill vacancies in it, subject to such new member(s) satisfying the independence, experience and financial expertise requirements referred to above.  Except as expressly provided in this Charter or the by-laws of the Company, or as otherwise provided by law or the rules of the stock exchanges to which the Company is subject, the Audit Committee shall fix its own rules of procedure.

C.                                    Committee Authority and Responsibilities

The Audit Committee shall have the sole authority to appoint or replace the public accountants (subject, if applicable, to shareholder ratification), and shall approve all audit engagement fees and terms and all non-audit engagements with the public accountants.  The Audit Committee shall consult with management but shall not delegate these responsibilities.  In its capacity as a committee of the Board, the Audit Committee shall be directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the public accounting firm shall report directly to the Audit Committee.  The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities.

The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or public accountants to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall make regular reports to the Board.  The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.  The Audit Committee shall annually review the Audit Committee’s own performance.

In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would most effectively contribute and implement the purposes of the Audit Committee.  The following functions are some of the common recurring activities of the Audit Committee in carrying out its oversight responsibility:

•                  Review and discuss with management and the public accountants the Company’s annual audited consolidated financial statements, including disclosures made in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and recommend to the Board whether the audited consolidated financial statements should be included in the Company’s annual report.

•                  Review and discuss with management and the public accountants the Company’s quarterly financial statements, including disclosures made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or similar disclosures, prior to the filing of its quarterly report.

•                  Review and discuss with management and the public accountants the financial information and financial statements contained in any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case prior to the filing of such documents.

•                  Review and discuss with management and the public accountants, as applicable, (a) major issues regarding accounting principles and consolidated financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the consolidated financial statements; (c) any management letter provided by the public accountants and the Company’s response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management’s response thereto; (e) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the consolidated financial statements of the Company; and (f) earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies.

•                  Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

•                  Obtain and review a report from the public accountants at least annually regarding: (a) the registered public accountants’ internal quality control procedures; (b) any material issues raised by the most recent quality control review, or peer review, of the firm; or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;, (c) any steps taken to deal with any such issues; and (d) all relationships between the public accountants and the Company.

•                  Evaluate the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the registered public accountants and taking into account the opinions of management.

•                  Ensure that the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002.

•                  Discuss with management and the public accountants any accounting adjustments that were noted or proposed by the registered public accountants but were passed (as immaterial or otherwise).

Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•                  Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

•                  Review with management and approve the Company’s investment policies for its securities portfolio and review the portfolio management performance.

Review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Company and, where possible, consult on the appointment of, or departure of, individuals occupying these positions.

D.                                    Limitations of Audit Committee’s Roles

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to prepare consolidated financial statements, plan or conduct audits or to determine that the Company’s consolidated financial statements and disclosures are complete and accurate and are in accordance with Canadian generally accepted accounting principles and applicable rules and regulations.  These are the responsibilities of management and the registered public accountants.

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CORPORATE OFFICE
Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B8
TEL: (905) 361-3660
Fax: (905) 361-3626
www.hydrogenics.com